Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. Only

***Admitted in Florida Only

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr and Ms. Bridgitte Lippman

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

November 19, 2019

Re:	Bridgewell Preferred Income, LP

Post Qualification Amendment to Form 1-A

Filed October 2, 2019

File No. 024-10687

Dear Mr. Burr and Ms. Lippman:

This letter is submitted on behalf of BRIDGEWELL PREFERRED INCOME, LP (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated October 24, 2019 (the “Comment Letter”) with respect to the Company’s Post Qualification Amendment to Form 1-A (File No. 024-10687) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on October 2, 2019 (the “Offering Statement”). The Company is filing an amended Offering Statement, which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

Comment No. 1

1.	Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

Response to Comment No. 1

Please see the interim unaudited financial statements dated September 30, 2019 submitted with the revised Offering Circular (included as Exhibit A).

Comment No. 2

2.	Please disclose the termination date of your offering. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response to Comment No. 2

Please see page 1 of the revised Offering Circular (included as Exhibit A). The revised Offering Circular now states in pertinent part (bold for emphasis):

“This offering will terminate upon Manager’s discretion subject to Rule 251(D)(3)(I)(F) which states that the securities may be offered and sold only if not more than Three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted and filed by the with the SEC covering the remaining securities offered under the previous offering; then the securities may continue to be offered and sold until the earlier of the qualification date of the new offering circular or the One Hundred Eighty (180) calendar days after the third anniversary of the initial qualification date of the prior offering circular.”

Comment No. 3

3.	We note your disclosure that you may increase the maximum offering amount of $50 million at your sole discretion. Please revise to state that you cannot offer more than $50 million in a 12 month period.

Response to Comment No. 3

Please see page 44 (“PLAN OF DISTRIBUTION”) of the revised Offering Circular (included as Exhibit A). The current Offering Circular now states:

“The Partnership may not offer more than Fifty Million Dollars ($50,000,000) in a Twelve (12) month period, subject to qualification by the SEC of a post-qualification amendment.”

Best Regards,

/s/ Kevin S. Kim

Kevin S. Kim, Esq.

Partner

Corporate & Securities Division

Geraci Law Firm.